Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Formation
Distinct Cars, LLC	Delaware
Rideyayyo LLC	Delaware
Rideshare Car Rentals LLC	Delaware
Savvy LLC	Delaware